Final Term Sheet

Filed Pursuant to Rule 433(d)

Registration Statement No. 333-179719-02

September 19, 2012

Issuer:	Tampa Electric Company
Principal Amount:	$250,000,000
Maturity:	September 15, 2022
Coupon:	2.600%
Initial Price to Public:	99.878%
Yield to Maturity:	2.614%
Spread to Benchmark Treasury:	+83 bps
Benchmark Treasury:	1.625% due August 15, 2022
Benchmark Treasury Yield:	1.784%
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2013
Redemption Provisions:
Optional Redemption:	Make-whole call at any time prior to June 15, 2022 at a discount rate of Treasury plus 15 bps and, thereafter, at par
Settlement:	T+7; September 28, 2012
Ratings*(Moody’s/S&P/Fitch):	A3 / BBB+ / A-
CUSIP:	875127BB7
Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Citigroup Global Markets Inc. at (877) 858-5407, J.P. Morgan Securities LLC collect at (212) 834-4533 or Morgan Stanley & Co. LLC at (866) 718-1649.